Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-80471 and 033-36485) of Granite Construction Incorporated of our report dated June 19, 2008, with respect to the statements of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on the Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 19, 2008